MORGAN STANLEY DEAN WITTER EQUITY FUND
                     TWO WORLD TRADE CENTER
                    NEW YORK, NEW YORK 10048
                         (212) 392-1600





                                   April 9, 1998


Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C.  20549

Re:  Morgan Stanley Dean Witter Equity Fund
     File 333-49585
          811-8739

Dear Sir/Madam:

      On behalf of the Registrant, we would like to add a Delaying Amendment to the Registration Statement on Form N1-
A electronically filed via EDGAR with the Securities and Exchange Commission on April 7, 1998.


                                   Very truly yours,
                               /s/ Lou Anne McInnis
                                   Lou Anne McInnis
                                   Assistant Secretary



cc: Barry Fink
    Randolph Koch